Exhibit No. 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Year Ended December 31,
	2005	2004	2003		2002	2001
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations(b) (e)	$3,875	$1,824	$(84)		$1,518	$2,057
Fixed charges	1,148	1,368	1,568		1,465	1,082
Distributed income of equity investees	473	139	263		369	156
Deduct:
Preference security dividend requirements of consolidated subsidiaries	27	31	140		170	170
Interest capitalized(c)	23	18	58		139	101

Total earnings (as defined for the Fixed Charges calculation)	$5,446	$3,282	$1,549		$3,043	$3,024

Fixed charges:
Interest on debt, including capitalized portions	$1,085	$1,299	$1,388		$1,255	$878
Estimate of interest within rental expense	36	38	40		40	34
Preference security dividend requirements of consolidated subsidiaries	27	31	140		170	170

Total fixed charges	$1,148	$1,368	$1,568		$1,465	$1,082

Ratio of earnings to fixed charges(e)	4.7	2.4	(d	)	2.1	2.8

(a)	Income Statement amounts have been adjusted for discontinued operations.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(d)	Earnings were inadequate to cover fixed charges by $19 million for the year ended December 31, 2003.
(e)	Includes pre-tax gains on the sale of TEPPCO GP and LP of approximately $0.9 billion, net of minority interest, in 2005.